09056111

UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-65719

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Soleil Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 Madison Avenue
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Fleissner — (212) 380-4933
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name*)

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Jennifer Fleissner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Soleil Securities Corporation, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer

Title

Notary Public

ALEXANDRA SILVA
Notary Public - State of New York
ID No. 01SI6169614
Qualified in New York County
Commission expires: June 25, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SOLEIL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Soleil Securities Corporation

We have audited the accompanying statement of financial condition of Soleil Securities Corporation (the "Company") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement financial condition referred to above presents fairly, in all material respects, the financial position of Soleil Securities Corporation as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 26, 2009

SOLEIL SECURITIES CORPORATION

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash and cash equivalents	**$ 4,907,290**
Receivable from clearing broker	**1,690,484**
Receivable from Parent	**845,284**
Prepaid expenses	**146,518**
Other assets	**28,756**
Total assets	**$ 7,618,332**
LIABILITIES	
Accrued compensation	**$ 1,210,086**
Loan payable	**1,057,304**
Accounts payable and accrued expenses	**1,234,130**
Total liabilities	**3,501,520**
STOCKHOLDER'S EQUITY	
Common stock ($0.01 par value; 100 shares authorized; 2 shares issued and outstanding)	**-**
Additional paid-in capital	**27,802,000**
Deficit	**(23,685,188)**
Total stockholder's equity	**4,116,812**
Total liabilities and stockholder's equity	**$ 7,618,332**

See notes to statement of financial condition

NOTE A - ORGANIZATION AND BUSINESS

Soleil Securities Corporation (the "Company") was incorporated on November 21, 2002, and commenced operations in May 2003. The Company provides research to institutional investors through a network of research analysts. The Company also provides sales and agency trading services to institutional investors.

The Company is a registered broker-dealer that clears its customer transactions through its correspondent clearing broker on a fully disclosed basis.

The Company is a wholly-owned subsidiary of Soleil Securities Group, Inc. (the "Parent").

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of this financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

The Company considers all highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

Agency commissions and related clearing and execution expenses are recorded on a trade-date basis.

Research income is recognized when services have been rendered and collectibility is reasonably assured.

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

The Company adopted Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("SFAS 157") effective January 1, 2008. The provisions of SFAS 157 are to be applied prospectively.

Substantially all of the Company's financial instruments are carried at fair value. Assets including cash and receivable from clearing broker are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities are carried at fair value or contracted amounts, which approximate fair value due to their relatively short-term nature.

NOTE C - RELATED PARTY TRANSACTIONS

The Company has recorded an allocation of shared expenses from its Parent based on its proportional cost. For the year ended December 31, 2008, the Company received an aggregate of $2,835,000 in capital contributions from its Parent which resulted from the contributions of amounts payable to the Parent related to allocations of shared expenses.

In December 2007, the Company issued a $1 million temporary subordinated note payable to its Parent which matured on January 2, 2008.

NOTE D - RECEIVABLE FROM CLEARING BROKER

The components of receivable from clearing broker as of December 31, 2008 are as follows:

Clearing deposit	$ 278,293
Commissions	1,412,191
	$ 1,690,484

NOTE E - COMMITMENTS AND CONTINGENCIES

The Company has operating leases for office space in Tampa, Florida; Minneapolis, Minnesota; San Francisco, California and Shaker Heights, Ohio. Future lease commitments of the Parent, a portion of which is expected to be allocated to the Company, amount to $837,195 in 2009, $730,195 in 2010, $762,264 in 2011, $789,400 in 2012, $789,400 in 2013, and $3,150,200 thereafter. Future lease commitments of the Company, excluding allocations from the Parent, are as follows:

Year Ending December 31,	Minimum Lease Obligations
2009	$ 155,948
2010	136,160
2011	99,905
	$ 392,013

NOTE F - LOAN PAYABLE

On August 16, 2006, the Company and its Parent became parties to a Loan and Security Agreement (the "LSA") with Lighthouse Capital Partners V, L.P. ("Lighthouse") in which the Company and its Parent became jointly and severally liable for amounts borrowed from Lighthouse. On August 31, 2006, the Company and its Parent borrowed $2.5 million from Lighthouse, the terms of which were specified in a secured promissory note (the "Promissory Note"), which provides for interest at a variable rate equal to the Prime Rate plus an interest margin of 1.25% from March 1, 2007 through February 28, 2010 (5.25% at December 31, 2008). In addition, the Company signed a financing statement and security agreement with Lighthouse pursuant to which the loan is collateralized by substantially all of the assets of the Parent and the Company. Under the terms of the Promissory Note, interest is due monthly from inception until full repayment. Repayment of the loan began on March 1, 2007 and is scheduled to conclude by February 28, 2010. Principal repayments will amount to $899,021 in 2009 and $158,283 in 2010.

NOTE G - NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule 15c3-1. The Company's net capital, as defined, is required to be the greater of $100,000 or the minimum net capital required based on aggregate indebtedness. As of December 31, 2008, the Company's ratio of aggregate indebtedness to net capital was 1.13 to 1 and its net capital was $3,096,254 which was $2,862,820 in excess of the minimum net capital requirement.

The Company claims exemption from the provisions of the SEC's Rule 15c3-3 pursuant to paragraph (k)(2)(ii) as it clears its customer transactions through its correspondent broker on a fully disclosed basis.

NOTE H - INCOME TAXES

The Company files a consolidated federal income tax return with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis.

The Company accounts for taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of tax benefits or expense on the temporary differences between the tax basis and book basis of its assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. At December 31, 2008, the Company had deferred tax assets of approximately $8,054,000, which are primarily due to net operating loss carryforwards. Such amount has been fully reserved based on the likelihood of realization. During 2008, the valuation allowance increased by approximately $843,000.

At December 31, 2008, the Company's share of the consolidated net operating loss carryforwards was approximately $19,643,000 which expires in the years 2022 through 2028. The ability of the Company to utilize its net operating loss carryforwards in future years may be subject to annual limitations in accordance with the provisions of Section 382 of the Internal Revenue Code.

In July 2006, Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" ("FIN 48"), was issued and is effective for nonpublic entities for fiscal years beginning after December 15, 2008. FIN 48 sets forth a threshold for financial statement recognition, measurement and disclosure of a tax position taken or expected to be taken on a tax return. FIN 48 requires the Company to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on technical merits of the position. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to members' equity.

The Company does not expect that adoption of FIN 48 will result in a material impact on the Company's member's equity. However the Company's conclusion may be subject to adjustment at a later date based on factors including additional implementation guidance from the Financial Accounting Standards Board and ongoing analyses of tax laws, regulations and related interpretations.

NOTE I - OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company's transactions are cleared by another broker-dealer pursuant to a clearing agreement. Although the Company clears its transactions through another broker-dealer, the Company is exposed to off-balance-sheet risk in the event that customers or other parties fail to satisfy their obligations. Should a customer fail to deliver cash or securities as agreed, the Company may be required to purchase or sell securities at unfavorable market prices.